FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE S.A.

RESULTS OF VOTING

at the Bank’s Annual General Meeting of Shareholders

held on 30 June 2017

(under article 32 par.1 of Codified Law 2190/1920, and par. 4.1.3.3 of the Athens Exchange Rulebook)

The Annual General Meeting of Shareholders of National Bank of Greece held on Friday, 30 June 2017 at 11:00 a.m. in the Mela Building, on 93 Eolou Street, was attended, in person or by proxy:

• in respect of items 1-7 and 9-10 of the Agenda, by Shareholders representing 6,094,939,421 common voting shares, of a total of 9,012,331,540 common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)], i.e. 67.63% of the share capital with voting rights

• in respect of item 8 of the Agenda, by Shareholders representing 6,229,759,408 common voting shares, of a total of 9,147,151,527 common voting shares [including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)], i.e. 68.11% of the share capital with voting rights

The General Meeting formed a quorum and was duly convened to deliberate, in compliance with article 15 of the Bank’s Articles of Association, Codified Law 2190/1920 and Law 3864/2010, taking the following decisions:

Item 1:   Submission for approval of the Board of Directors Report on the Annual Financial Statements of the Bank and the Group for the financial year 2016 (1.1.2016 — 31.12.2016), and submission of the respective Auditors’ Report for information purposes.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	67.63% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting approved the Board of Directors’ Report and was informed on the respective Auditors’ Report on the Annual Financial Statements of the Bank and the Group for the financial year 2016 (1.1.2016 — 31.12.2016).

RESULTS OF VOTING
YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
6,087,147,257	99.87%	5,100	0.00%	7,787,064	0.13%

Item 2:               Submission for approval of the Annual Financial Statements of the Bank and the Group for the financial year 2016 (1.1.2016 — 31.12.2016).

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	67.63% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting approved the Annual Financial Statements of the Bank and the Group for the financial year 2016 (01.01.2016 — 31.12.2016), as approved by the Board of Directors.

RESULTS OF VOTING
YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
6,087,147,257	99.87%	5,100	0.00%	7,787,064	0.13%

Item 3:                                    Discharge of the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2016 (1.1.2016 — 31.12.2016).

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	67.63% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2016 (1.1.2016 — 31.12.2016).

RESULTS OF VOTING
YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
6,071,416,655	99.61%	15,735,702	0.26%	7,787,064	0.13%

Item 4:   Election of regular and substitute Certified Auditors for the audit of the Financial Statements of the Bank and the Financial Statements of the Group for the financial year 2017, and determination of their remuneration.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	67.63% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting elected certified auditors “PriceWaterhouseCoopers (PwC)” to undertake the audit of the Financial Statements of the Bank and the Financial Statements of the Group for the financial year 2017, and authorized the Board of Directors to determine their remuneration, following proposal of the Audit Committee.

RESULTS OF VOTING
YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,580,975,474	91.57%	55,485,720	0.91%	458,478,227	7.52%

Item 5:   Approval of the remuneration of the Board of Directors of the Bank for the financial year 2016 (pursuant to Article 24.2 of Codified Law 2190/1920). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2018. Approval, for the financial year 2016, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, determination of their remuneration through to the AGM of 2018, and approval of contracts as per Article 23a of Codified Law 2190/1920.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	67.63% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting approved the remuneration of the Board of Directors of the Bank for the financial year 2016 (pursuant to Article 24.2 of Codified Law 2190/1920); determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Board members through to the AGM of 2018; approved, for the financial year 2016, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees; determined their remuneration through to the AGM of 2018; and approved the contracts of the Bank with members of the Board, as per Article 23a of Codified Law 2190/1920.

RESULTS OF VOTING
YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
4,673,272,441	76.68%	953,488,833	15.64%	468,178,147	7.68%

Item 6:   Granting of permission for members of the Board of Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the Management of NBG Group companies pursuing similar or related business goals, as per Article 23.1 of Codified Law 2190/1920 and Article 30.1 of the Bank’s Articles of Association.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	67.63% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting granted permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the Management of NBG Group companies pursuing similar or related business goals.

RESULTS OF VOTING
YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
6,093,403,965	99.97%	1,380,602	0.02%	154,854	0.01%

Item 7:   Election of regular and substitute members of the Audit Committee

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	67.63% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting elected as regular members of the NBG Board Audit Committee, with a term through to the AGM of 2018, Mr. Claude Piret (Chairman of the Audit Committee), Mr. Petros Sabatacakis (Vice-Chairman of the Audit Committee), Mr. Mike Aynsley, Ms. Marianne Økland, Ms. Eva Cederbalk and Ms. Panagiota Iplixian and as substitute member of the Audit Committee, with a term of office until the Annual General Meeting of year 2018, Mr. Haris Makkas.

RESULTS OF VOTING
MEMBERS	YES		NO		ABSTAINED
	VOTES	%	VOTES	%	VOTES	%
Claude Piret	5,417,663,686	88.89%	210,885,695	3.46%	466,390,040	7.65%
Petros Sabatacakis	5,417,663,686	88.89%	210,885,695	3.46%	466,390,040	7.65%
Mike Aynsley	5,417,663,686	88.89%	210,885,695	3.46%	466,390,040	7.65%
Marianne Økland	5,417,663,686	88.89%	210,885,695	3.46%	466,390,040	7.65%
Eva Cederbalk	5,417,663,686	88.89%	210,885,695	3.46%	466,390,040	7.65%
Panagiota Iplixian	5,417,663,686	88.89%	210,885,695	3.46%	466,390,040	7.65%
Haris Makkas	5,417,663,686	88.89%	210,885,695	3.46%	466,390,040	7.65%

Item 8:                                    Approval of the transaction concerning the sale by the National Bank of Greece of a majority equity holding in the subsidiary “Ethniki Hellenic General Insurance S.A.”

Quorum required:	20% of the total common voting shares [including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)].

Quorum actually recorded:	68.11% of the total common voting shares [including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)].

The General Meeting approved the transaction concerning the sale by the National Bank of Greece of a 75% stake in the subsidiary “Ethniki Hellenic General Insurance S.A.”, for an amount of € 718m.

RESULTS OF VOTING
YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,708,325,360	91.63%	370,350,700	5.94%	151,083,348	2.43%

Item 9:   Announcement of the election by the Board of Directors of new non-executive Board members in order to fill vacant positions of non-executive members, as per Article 18 par. 7 of Codified Law 2190/1920 and Article 18.3 of the Bank’s Articles of Association. The Announcement concerns the following non-executive Board members: Messrs. Panayotis-Aristidis Thomopoulos (Chairman of the BoD), Haris Makkas (Independent non-executive member), Claude Piret (Independent non-executive member), Spyros Lorentziadis (Non-executive member), Ms. Eva Cederbalk (Non-executive member), Mr. Panagiotis Leftheris (Representative of the Hellenic Financial Stability Fund), Ms. Panagiota Iplixian (Representative of the Hellenic Financial Stability Fund).

This agenda item concerns an announcement that is not put to a vote.

Item 10:                             Various announcements and approvals.

This agenda item concerns announcements that are not put to a vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: July 5th, 2017

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: July 5th, 2017

Director, Financial Division